FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Consolidated Financial Results for the Three-Month Period ended June 30, 2010

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 3, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

Consolidated Financial Results for the Three-Month Period Ended June 30, 2010

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, August 3, 2010—Mitsui & Co., Ltd. announced its consolidated financial results for the three-month period ended June 30, 2010.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Masami Iijima

Investor Relations Contacts : Kenichi Hori, General Manager, Investor Relations Division          TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1)	Consolidated operating results information for the three-month period ended June 30, 2010 (from April 1, 2010 to June 30, 2010)

	(Millions of yen)
	Three-month period ended June 30,
	2010		2009
		%		%
Revenues	1,097,597	12.3	977,443	r	35.6
Income before Income Taxes and Equity in Earnings	105,419	180.0	37,656	r	69.2
Net income attributable to Mitsui & Co., Ltd.	102,535	78.9	57,322	r	44.4
Net income attributable to Mitsui & Co., Ltd. per share, basic	56.19		31.47
Net income attributable to Mitsui & Co., Ltd. per share, diluted	56.19		31.40

Notes:

1.	Percentage figures for Revenues, Income before Income Taxes and Equity in Earnings, and Net income attributable to Mitsui & Co., Ltd. represent changes from the previous year.
2.	In accordance with Accounting Standards Codification (“ASC”) 205-20, “Presentation of Financial Statements-Discontinued Operations,” the figures for the three-month period ended June 30, 2009 relating to discontinued operations have been reclassified.

(2)	Consolidated financial position information

		June 30, 2010	March 31, 2010
Total assets	Millions of yen	8,204,768	8,368,984
Total equity (net worth)	Millions of yen	2,334,451	2,429,806
Mitsui & Co., Ltd. shareholders’ equity	Millions of yen	2,127,592	2,230,128
Mitsui & Co., Ltd. shareholders’ equity ratio	%	25.9	26.6
Mitsui & Co., Ltd. shareholders’ equity per share	Yen	1,165.97	1,222.11

2. Dividend information

		Year ended March 31,		Year ending March 31, 2011 (Forecast)
		2011	2010
Interim dividend per share	Yen		7	18
Year-end dividend per share	Yen		11	18
Annual dividend per share	Yen		18	36

3. Forecast of consolidated operating results for the year ending March 31, 2011 (from April 1, 2010 to March 31, 2011)

		Year ending March 31, 2011
Net income attributable to Mitsui & Co., Ltd.	Millions of yen	320,000
Net income attributable to Mitsui & Co., Ltd. per share, basic	Yen	175.36

Note:

We maintain our forecast net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 of ¥320.0 billion announced together with the results of fiscal year ended March 2010 since we did not review the forecast in the three month period ended June 30, 2010.

4. Others

(1)	Increase/decrease of important subsidiaries during the period : Yes

New : 1 company (MT Falcon Holdings Company S.A.P.I. de C.V.)

* Please refer to Page 20 “2. Other Information” for the details.

(2)	Number of shares :

	June 30, 2010	March 31, 2010
Number of shares of common stock issued, including treasury stock	1,829,153,527	1,829,153,527
Number of shares of treasury stock	4,420,598	4,331,644

	Three-month period ended June 30, 2010	Three-month period ended June 30, 2009
Average number of shares of common stock outstanding	1,824,778,906	1,821,191,736

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective. Please refer to Page20 “2. Other Information” for the details.

I. Qualitative Information

The consolidated financial statements for the three-month period ended June 30, 2010 and the corresponding three-month period of the previous year have not been reviewed by auditors.

1. Summary of Consolidated Financial Results for the Three-Month Period Ended June 30, 2010

(1) Operating Environment

The global economy continued to expand through the first quarter. Industrial production and trade posted robust growth, consumer confidence continued to improve and employment growth resumed in advanced economies. Overall, macroeconomic developments during the period confirmed expectations of a modest but steady recovery in most advanced economies and strong growth in many emerging and developing economies.

Financial strain, which was caused by market concerns over the ability of Greece and a number of other euro area countries to manage their sizable budget deficits and high levels of public debt, increased significantly and economic prospects in Europe have clearly weakened.

U.S. financial markets have been roiled in recent weeks by developments in Europe, which have triggered a reduction in demand for risky assets. Nevertheless, owing to gathering momentum in private demand, the United States economy posted modest growth with a somewhat increased level of volatility.

Key emerging economies in Asia and Latin America continued to lead the recovery. In China, economic activity has been sustained by continued buoyancy in exports and strong private demand. In Japan, recovery continued due mainly to stronger than expected exports.

Nevertheless, fiscal sustainability issues in advanced economies came to the fore during May, fuelled by initial concerns over fiscal positions and competitiveness in Greece and other vulnerable euro area economies. In addition, the pace of China’s factory output eased as gradual policy tightening took a toll on new orders, raising concerns that GDP growth of the world’s third-largest economy may cool off.

Questions about sustainability of the strength of the global recovery surfaced. As risk appetite waned and markets scaled back expectations for future growth, assets in other regions, including emerging markets, also experienced substantial sell-offs. This spilled over into sharp movements in currency, equity, and commodity markets.

Despite more financial turbulence, global recovery is expected to continue. Emerging economies in Asia and Latin America should continue to lead the recovery while modest recovery in advanced economies is expected, albeit with substantial differentiation among them. However, further deterioration in financial conditions could have a much greater adverse effect on global growth as a result of cross-country spillovers through financial and trade channels.

(2) Operating Results (Comparison between the three-month period ended June 30, 2010 and 2009)

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “we”) posted net income attributable to Mitsui & Co., Ltd. of ¥102.5 billion, an increase of ¥45.2 billion from ¥57.3 billion for the corresponding three-month period of the previous year. Major developments during the year were as follows:

•

Despite the fact that recovery of the real economy was uneven depending on region and industry, the global economy continued to recover supported by strong economic growth of developing countries including China. In such an economic environment, higher unit sales volume and increases in prices of almost all merchandise resulted in increases in gross profit compared to the corresponding three-month period of the previous year for almost all segments except Foods & Retail, which recorded mark-to-market evaluation losses on commodity derivative contracts, as well as Chemicals, which went through a phase of uneven recovery depending on the type of product. In particular, the Mineral & Metal Resources and the Energy segments reported sharp increases in gross profit reflecting a run-up in iron ore and oil prices.

•

In addition to the increase in gross profit, equity in earnings of associated companies increased sharply reflecting a run-up in commodity prices as well as increases in sales volumes. On the other hand, reversal of deferred tax liabilities for undistributed retained earnings declined by 50% to approximately ¥10.0 billion reflecting a decline in dividends received from associated companies.

•

Energy and Mineral & Metal Resources again led the way thanks to a further run-up in prices of oil, iron ore and coal and other metals as well as additional production. All other segments excluding Machinery & Infrastructure Projects, Chemicals and Food & Retail posted solid results reflecting the recovery in prices and trade volume.

(3) Financial Condition

Total assets as of June 30, 2010 were ¥8.2 trillion, a marginal decline of ¥0.2 trillion from those as of March 31, 2010.

Investments and plant, property and equipment (“PPE”) declined by ¥0.1 trillion with a decline in overseas investments and in PPE held by foreign subsidiaries due to appreciation of the Japanese yen against the Australian dollar and Brazilian real and a decline in global stock markets. Current assets declined by ¥0.1 trillion reflecting declines in trade receivables and inventories, cash and cash equivalent.

Shareholders’ equity declined by ¥0.1 trillion to ¥2.1 trillion due to a decline in foreign currency adjustments, as well as a decline in unrealized holding gains on available-for-sale securities despite an increase in retained earnings. Accordingly, the Net Debt Equity Ratio (“Net DER”) (*1) was at 0.98 times, 0.06 point higher than the 0.92 times as of March 31, 2010.

(*1) See “3. Financial Condition and Cash Flows” regarding “Net DER.”

(4) Cash Flow Statement

Net cash provided by operating activities for the three-month period ended June 30, 2010 was ¥126.9 billion. Net cash provided by operating activities was comprised of operating income of ¥90.2 billion and dividends received of ¥48.3 billion, including those from associated companies. Net cash used in investing activities for the three-month period ended June 30, 2010 was ¥154.4 billion due mainly to other expansion-related expenditures for natural resources in the Mineral & Metal Resources and the Energy segments and investment in natural-gas-fired power stations in Mexico. Accordingly, free cash flow (*1) for the three-month period ended June 30, 2010 resulted in a net outflow of ¥28.5 billion.

(*1) Sum of net cash flow for operating activities and cash flow for investing activities

2. Results of Operations

(1) Analysis of Consolidated Income Statements (Comparison between the three-month period ended June 30, 2010 and 2009)

Revenues

Total revenues for the three-month period ended June 30, 2010 was ¥1,097.6 billion, an increase of ¥120.2 billion from ¥977.4 billion for the corresponding three-month period of the previous year.

Revenues from sales of products for the three-month period ended June 30, 2010 was ¥969.3 billion, an increase of ¥115.7 billion from ¥853.6 billion for the corresponding three-month period of the previous year, as a result of the following:

•	The Energy Segment reported an increase of ¥59.8 billion. Oil and gas production businesses, reported increases in revenues mainly due to higher oil prices.

•

The Mineral & Metal Resources Segment also reported an increase of ¥52.5 billion in revenues. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui-Itochu Iron Pty. Ltd. (Australia) reported increases of ¥27.0 billion and ¥6.4 billion, respectively.

•	The Americas Segment reported a decline of ¥37.0 billion mainly due to the reclassification of Steel Technologies Inc. (United States) from subsidiary to associated company.

Revenues from sales of services and other sales for the three-month period ended June 30, 2010 were ¥90.7 billion and ¥37.5 billion, respectively, almost at the same level as those for the corresponding three-month period of the previous year.

Gross Profit

Gross profit for the three-month period ended June 30, 2010 was ¥223.4 billion, an increase of ¥56.6 billion from ¥166.8 billion for the corresponding three-month period of the previous year as a result of the following:

•

The Mineral & Metal Resources Segment reported an increase of ¥33.7 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. and Mitsui-Itochu Iron Pty. Ltd. reported increases of ¥23.9 billion and ¥5.3 billion, respectively.

•

The Energy Segment also reported an increase of ¥16.7 billion in gross profit. Due to an increase in both oil prices and equity production, Mitsui Oil Exploration Co., Ltd. (Japan) reported an increase of ¥5.2 billion. Other oil and gas production businesses also reported increases in gross profit due to higher oil prices.

•

The Americas Segment reported an increase of ¥6.9 billion due mainly to an increase of ¥4.9 billion at Westport Petroleum, Inc. (United States) with market conditions improving. The Iron & Steel Products Segment also reported an increase mainly triggered by resurgence in demand in Asia.

•

The Foods & Retail Segment reported a decline of ¥3.4 billion in gross profit due to mark-to-market evaluation losses on commodity derivative contracts. The Chemical Segment also reported a decline due to underperforming petrochemicals trading activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended June 30, 2010 were ¥132.1 billion, a decline of ¥0.4 billion from ¥132.5 billion for the corresponding three-month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

	Billions of Yen
	Personnel	Welfare	Travel	Entertainment	Communication
Three-month period ended June 30, 2010	65.7	3.1	7.4	2.0	12.3
Three-month period ended June 30, 2009	67.5	3.1	5.7	2.0	12.3
Change(*)	▲1.8	0.0	1.7	0.0	0.0

	Rent	Depreciation	Tax	Others	Total
Three-month period ended June 30, 2010	4.8	3.7	2.0	31.1	132.1
Three-month period ended June 30, 2009	5.0	3.6	2.5	30.8	132.5
Change(*)	▲0.2	0.1	▲0.5	0.3	▲0.4

(*)▲:	Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥65.7 billion, a decline of ¥1.8 billion from ¥67.5 billion for the corresponding three-month period of the previous year. This decline is mainly attributable to a decline in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•

Travel expenses were ¥7.4 billion, an increase of ¥1.7 billion from ¥5.7 billion for the corresponding three-month period of the previous year. This was due to a reversal effect of limitations on overseas business trips triggered by the H1N1 influenza pandemic for the corresponding three-month period of the previous year.

•	Other expenses were ¥31.1 billion, an increase of ¥0.3 billion from ¥30.8 billion for the corresponding three-month period of the previous year.

The table below provides selling, general and administrative expenses broken down by operating segment.

	Billions of Yen
Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Three-month period ended June 30, 2010	7.7	4.4	19.4	11.8	14.3	15.8	14.6	7.2
Three-month period ended June 30, 2009	8.2	3.6	17.9	12.4	13.3	15.2	16.3	6.9
change(*)	▲0.5	0.8	1.5	▲0.6	1.0	0.6	▲1.7	0.3

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Three-month period ended June 30, 2010	12.7	4.1	6.0	118.0	1.6	12.5	132.1
Three-month period ended June 30, 2009	15.1	4.8	5.9	119.6	1.6	11.3	132.5
change(*)	▲2.4	▲0.7	0.1	▲1.6	0.0	1.2	▲0.4

(*)▲: Decrease in selling, general and administrative expenses

•

The Americas Segment and the Consumer Service & IT Segment reported declines, while the Machinery & Infrastructure Projects Segment and the Energy Segment reported increases. The reclassification of Steel Technologies Inc. from subsidiary to associated company resulted in a decline at the Americas Segment.

Provision for Doubtful Receivables

Provision for doubtful receivables for the three-month period ended June 30, 2010 was ¥1.2 billion, an increase of ¥0.4 billion from ¥0.8 billion for the corresponding three-month period of the previous year. Provisions for both periods represented increases in aggregate reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, for the three-month period ended June 30, 2010 was ¥0.8 billion, a decline of ¥5.6 billion from ¥6.4 billion for the corresponding three-month period of the previous year. This was due to lower U.S. dollar and Japanese yen interest rates. The following table provides the periodic average of 3 month Libor of the Japanese yen and the U.S. dollar for the three-month period ended June 30, 2010 and 2009.

Periodic average of 3 month Libor (%p.a.)
	Three-month period ended June 30,
	2010	2009
Japanese yen	0.24	0.51
U.S. dollar	0.47	0.76

Dividend Income

Dividend income for the three-month period ended June 30, 2010 was ¥14.5 billion, an increase of ¥4.3 billion from ¥10.2 billion for the corresponding three-month period of the previous year.

Reflecting an increase in oil-linked LNG prices due to a run-up in oil prices, dividend income from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea was ¥7.0 billion, an increase of ¥4.2 billion from the corresponding three-month period of the previous year.

Gain on Sales of Securities

Gain on sales of securities for the three-month period ended June 30, 2010 was ¥4.2 billion, an increase of ¥2.0 billion from ¥2.2 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions in both periods.

Loss on Write-Downs of Securities

Loss on write-downs of securities for the three-month period ended June 30, 2010 was ¥4.6 billion, an increase of ¥1.8 billion from ¥2.8 billion for the corresponding three-month period of the previous year.

Following the banking crisis that erupted in mid-September 2008, the Nikkei Stock Average plummeted to ¥7,054.98, and later moved up to ¥9,958.44 on June 30, 2009 from ¥8,109.53 on March 31, 2009 with expectation that the global economy would bottom out. As the global economy continued to recover, the Nikkei Stock Average gradually moved up, although erratically, and ended at ¥11,089.94 on March 31, 2010. Concerns about the sustainability of Greece’s fiscal position spilled over into global financial markets in early May. The Nikkei Stock Average fell sharply and ended at ¥9,382.64 on June 30, 2010. (The above mentioned stock prices are closing prices.) There were miscellaneous small write-downs in both periods.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the three-month period ended June 30, 2010 was ¥0.3 billion, an increase of less than ¥0.1 billion from a gain of ¥0.3 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions in both periods.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three-month period ended June 30, 2010 was ¥2.1 billion, an increase from nil for the corresponding three-month period of the previous year. MOEX offshore 2007 LLC (United States) in the Energy Segment, a subsidiary of Mitsui Oil Exploration Co., Ltd., recorded an impairment loss of mineral rights related to the Mississippi Canyon 252 lease in the Gulf of Mexico for the three-month period ended June 30, 2010.

Other Expenses—Net

Other expenses—net for the three-month period ended June 30, 2010 were an income of ¥3.7 billion, an increase of ¥3.0 billion from an income of ¥0.7 billion for the corresponding three-month period of the previous year.

•

For the three-month period ended June 30, 2010, there were miscellaneous small transactions including an exploration expense related to the Mississippi Canyon 252 lease in the Gulf of Mexico, recorded by MOEX offshore 2007 LLC in the Energy Segment.

•

For the corresponding three-month period of the previous year, there were miscellaneous small transactions other than a foreign exchange translation profit of ¥3.8 billion on borrowing denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited (Australia) in the Mineral & Metal Resources Segment.

Income Taxes

Income taxes for the three-month period ended June 30, 2010 were ¥44.3 billion, an increase of ¥40.2 billion from ¥4.1 billion for the corresponding three-month period of the previous year (*1). This change was mainly attributable to an increase in “income from continuing operations before income taxes and equity in earnings,” and a decline in a reversal of deferred tax liabilities related to dividends received from associated companies that amounted to approximately ¥10.0 billion for the three-month period ended June 30, 2010, a decline of approximately ¥10.0 billion from the corresponding three-month period of the previous year (*2).

The effective tax rate on “income from continuing operations before income taxes and equity in earnings” for the three-month period ended June 30, 2010 was 42.1%, an increase of 31.3 percentage points from 10.8% for the corresponding three-month period of the previous year. The increase in the effective tax rate is attributable to the decline of reversal of deferred tax liabilities.

(*1)	Tax effects on investments in associated companies that were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the three-month period ended June 30, 2010. Accordingly, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” is changed to “Equity in Earnings of Associated Companies—Net.” Amounts for the corresponding three-month period of the previous year have been reclassified to conform to the current year presentation.

(*2)	We record deferred tax liabilities on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. At the time of distribution of profit from associated companies, we reverse the deferred tax liabilities while recording a tax expense on the dividends received. In a case where a major portion of dividends received is treated as non-taxable such as tax treatment under Japanese tax law, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities, and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for the three-month period ended June 30, 2010 was ¥49.9 billion, an increase of ¥19.1 billion from ¥30.8 billion for the corresponding three-month period of the previous year (*1) as a result of the following:

•

An increase of ¥9.7 billion was recorded at Robe River Mining Company (Australia), an investment vehicle company for our Australian iron ore mining business, reflecting an increase in iron ore prices, and of ¥4.0 billion was recorded at Compania Minera Dona Ines de Collahuasi SCM (Chile) due to an increase in copper prices.

•

Overseas power production businesses reported a decline of ¥1.2 billion in earnings due mainly to a decline in mark-to-market valuation gains and losses such as those on long-term power derivative contracts.

(*1)	See note (*1) in the “Income Taxes” section above.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations for the three-month period ended June 30, 2010 was nil, an improvement from a loss of ¥0.6 billion for the corresponding three-month period of the previous year. MitEnergy Upsteam LLC (United States) was the major discontinued operation for the corresponding three month period of the previous year.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the three-month period ended June 30, 2010 was ¥111.0 billion, an increase of ¥47.2 billion from ¥63.8 billion for the corresponding three-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the three-month period ended June 30, 2010 was ¥8.4 billion, an increase of ¥1.9 billion from ¥6.5 billion for the corresponding three-month period of the previous year. Mitsui-Itochu Iron Pty. Ltd. and Japan Collahuasi Resources B.V. (Netherlands) reported increases, while Mitsui Oil Exploration Co., Ltd. reported a decline in net income attributable to noncontrolling interests due to a decline in net income before attribution of noncontrolling interests and an increase in ownership interests.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥102.5 billion, an increase of ¥45.2 billion from ¥57.3 billion for the corresponding three-month period of the previous year.

(2) Operating Results by Operating Segment

Mitsui & Co. Financial Services (Australia) Pty Ltd was previously included in the Asia Pacific Segment, but was transferred to the All Other Segment in the three-month period ended September 30, 2009. The operating segment information for the corresponding three-month period ended June 30, 2009 has been restated to conform to the current year presentation.

Iron & Steel Products Segment

Gross profit for the three-month period ended June 30, 2010 was ¥10.2 billion, an increase of ¥1.4 billion from ¥8.8 billion for the corresponding three-month period of the previous year. Supported by recovery of demand in Asia, Regency Steel Asia Pte Ltd. (Singapore) and the export business of hot rolled coil recorded solid performance. An increase in prices of steel products contributed to the increase in gross profit at Mitsui & Co. Steel Ltd. (Japan) although domestic sales volume, especially for the construction sector, remained sluggish.

Operating income for the three-month period ended June 30, 2010 was ¥2.4 billion, an increase of ¥1.6 billion from ¥0.8 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit. Equity in earnings of associated companies for the three-month period ended June 30, 2010 was ¥0.7 billion, a decrease of ¥0.7 billion from ¥1.4 billion for the corresponding three-month period of the previous year. Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥2.3 billion, an increase of ¥0.9 billion from ¥1.4 billion for the corresponding three-month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three-month period ended June 30, 2010 was ¥47.9 billion, a substantial increase of ¥33.7 billion from ¥14.2 billion for the corresponding three-month period of the previous year. The main factor contributing to the increase was higher prices for iron ore. Starting from this year, the pricing system between mining companies and steelmakers shifted from the four-decade-old pricing system based on the annual fixed-price contracts to prices based on spot market on a shorter term basis such as on a quarterly basis. Anticipating that global demand for iron ore would pick up with the global economy showing signs of recovery led by continued increase in demand in China, spot prices continued to increase. Accordingly, representative contract prices for products sold during the three-month period ended June 30, 2010 based on daily average of short-term references during December 1, 2009 through February 28, 2010 were settled at levels substantially higher than the prevailing annual fixed contract prices as well as short-term market references during the corresponding three-month period of the previous year.

Consequently, the increases in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥23.9 billion and ¥5.3 billion, respectively. Furthermore, increases in prices of ferrous alloys and non-ferrous metals also contributed to the increase in gross profit.

Operating income for the three-month period ended June 30, 2010 was ¥ 43.4 billion, an increase of ¥33.0 billion from ¥10.4 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the three-month period ended June 30, 2010 was ¥23.4 billion, an increase of ¥15.9 billion from ¥7.5 billion for the corresponding three-month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company were ¥12.7 billion, an increase of ¥9.7 billion from ¥3.0 billion for the corresponding three-month period of the previous year, reflecting the increase in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM recorded earnings of ¥6.2 billion, an increase of ¥4.0 billion from ¥2.2 billion for the corresponding three-month period of the previous year. This improvement is mainly attributable to the substantial increase in copper prices as well as the modest increase in sales volume, which was partially offset by a reversal effect of revaluation gains on provisionally priced copper sales that remained subject to final pricing, recorded in the three-month period ended June 30, 2009 (*1). Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end than that of Mitsui & Co., Ltd.

•

Valepar S.A. (Brazil) posted earnings of ¥3.8 billion, an increase of ¥0.9 billion from ¥2.9 billion for the corresponding three-month period of the previous year, reflecting an increase in earnings at Vale mainly due to an increase in nickel prices and the shipped volume of iron ore. As the fiscal year of Valepar S.A. commences on January 1 and ends on December 31 of each year, we recognize their profit and loss with a three month time lag.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥39.7 billion, a substantial increase of ¥20.0 billion from ¥19.7 billion for the corresponding three-month period of the previous year. In addition to the above factors, there were the following factors:

•

Reflecting an other-than-temporary decline related to the foreign exchange translation loss in the investment value of the current portion of preferred shares of Valepar S.A., this segment recorded an impairment loss of ¥1.5 billion.

•

Other expenses—Net included a foreign exchange loss of ¥1.3 billion related to borrowings denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited, a foreign exchange profit of ¥1.2 billion at iron ore producing businesses and a ¥1.5 billion profit on foreign exchange derivative contracts, intended to reduce exposure to the fluctuating foreign exchange rate at the iron ore mining operation by Mitsui & Co., Ltd. A foreign exchange profit of ¥3.8 billion at Mitsui Raw Materials Development Pty. Limited and a foreign exchange loss of ¥1.5 billion at iron ore producing businesses were recorded for the corresponding three-month period of the previous year.

•

Reversal of deferred tax liabilities accounted for approximately ¥3.0 billion in the undistributed retained earnings of associated companies, including Robe River Mining Company, a decrease of ¥5.0 billion from the corresponding three-month period of the previous year.

(*1)	Collahuasi’s copper concentrate and cathode sales are provisionally priced at the time of shipment and the provisional prices are finalized in a contractually specified future period (generally one to four months from the shipment date) primarily based on quoted London Metal Exchange (LME) prices. The provisionally priced sales in any quarterly period, which remain subject to final pricing, are revaluated at the quarter-end forward prices at the end of each quarter and final adjustments are made in the following quarter when final prices are fixed.

Machinery & Infrastructure Projects Segment

Gross profit for the three-month period ended June 30, 2010 was ¥23.5 billion, an increase of ¥1.5 billion from ¥22.0 billion for the corresponding three-month period of the previous year.

•

The Infrastructure Projects Business Unit reported a decline of ¥0.6 billion in gross profit due mainly to a downturn in plant business, while the operations of rolling stock leasing subsidiaries in Europe and the Americas reported increased gross profit.

•

The Motor Vehicles Business Unit reported an increase of ¥2.7 billion in gross profit. In addition to the continued solid performance at the motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia), import and sales transactions at certain automotive-related subsidiaries overseas started to turn positive.

•

The Marine & Aerospace Business Unit reported a decline of ¥0.5 billion in gross profit. Demand for bulk freighters still remained far below pre-crisis levels, and the difficult market conditions compared to the corresponding three-month period of the previous year affected the operation and chartering of vessels and the trading of used vessels.

Operating income for the three-month period ended June 30, 2010 was ¥2.6 billion, a decline of ¥1.2 billion from ¥3.8 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended March 31, 2010 was ¥8.7 billion, an increase of ¥0.4 billion from ¥8.3 billion for the corresponding three-month period of the previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), reported equity in earnings of ¥4.2 billion in total, a decline of ¥1.0 billion from ¥5.2 billion for the corresponding previous year. Mark-to-market valuation gains and losses such as those on long-term power derivative contracts declined by ¥1.3 billion from the corresponding three-month period of the previous year.

•

The Motor Vehicles Business Unit reported an increase of ¥0.9 billion compared to the corresponding previous year period. Overall sales mainly at overseas automotive-related associated companies gradually recovered due to a resurgence in demand as the global economy continued to pick up.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 31, 2010 was ¥6.6 billion, a decline of ¥6.4 billion from ¥13.0 billion for the corresponding previous year period. In addition to the above-mentioned factors, reversal of deferred tax liabilities on undistributed earnings of associated companies at the time of distribution of profit from them declined by approximately ¥4.0 billion from the corresponding three-month period of the previous year.

Overseas power production businesses reported a decline of ¥1.2 billion in earnings due mainly to a decline in mark-to-market valuation gains and losses such as those on long-term power derivative contracts.

Chemicals Segment

Gross profit for the three-month period ended June 30, 2010 was ¥16.9 billion, a decline of ¥1.9 billion from ¥18.8 billion for the corresponding three-month period of the previous year. The principal developments in this segment were as follows:

•

The Basic Chemicals Business Unit reported a decline of ¥1.3 billion in gross profit. This was mainly due to a decline in demand and price in the sales operation of polyvinyl chloride (PVC), and underperforming trading activities for basic petrochemicals of upstream products, both being affected by the financial crisis in the euro area, and oversupply triggered by commercial start-up of new production capacity. On the other hand, intermediate products such as phenol showed solid performance due to increases in demand in downstream industries such as automotive and electronic materials for LCD module, and Shark Bay Salt Pty. Ltd. (Australia), a salt manufacturing company, recorded an increase in gross profit due to increases in sales volume.

•

The Performance Chemicals Business Unit reported a decline of ¥0.6 billion in gross profit, mainly due to a price decline of fertilizer raw material while P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded an increase of ¥ 0.8 billion in gross profit due to an increase in the price of ammonia compared to the corresponding three-month period of the previous year.

Operating income for the three-month period ended June 30, 2010 was ¥5.3 billion, a decline of ¥1.2 billion from ¥6.5 billion for the three-month period of the previous year. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses.

Equity in earnings of associated companies for the three-month period ended June 30, 2010 was ¥0.8 billion, an increase of ¥1.1 billion from equity in losses of ¥0.3 billion for the three-month period of the previous year. This was mainly due to an increase in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture reflecting improvement in the pricing of methanol.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥3.2 billion, a decline of ¥1.4 billion from ¥4.6 billion for the corresponding three-month period of the previous year. In addition to the above-mentioned factors, reversal of deferred tax liabilities on undistributed earnings of associated companies at the time of distribution of profit from them declined from the corresponding three-month period of the previous year.

Energy Segment

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery and that a gradual resurgence of speculative funds would flow into energy markets due to stabilizing financial markets and various policy measures, oil prices (WTI) rose to US$86 per barrel in April 2010, then peaked out, due to concerns over the budget deficits of Greece and a number of other euro area countries and prospects for an economic slowdown, falling back to a midpoint of US$60 per barrel, and thereafter traded around US$70 per barrel.

Accordingly, Japan Crude Cocktail (JCC) rebounded to US$80, US$85 (preliminary figure) and US$80 (preliminary figure) per barrel in April, May and June of this year respectively. The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six-month time lag.

Considering the time lag, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal review purposes. Such weighted average JCC prices for the three-month period ended June 30, 2010 and 2009 were US$78 per barrel and US$50 per barrel, respectively.

Gross profit for the three-month period ended June 30, 2010 was ¥51.2 billion, an increase of ¥16.7 billion from ¥34.5 billion for the corresponding three-month period of the previous year primarily due to the following:

•

In the oil and gas exploration and production business, due to higher oil prices and an increase in production, Mitsui Oil Exploration Co., Ltd. reported an increase of ¥5.2 billion, and due to higher oil prices, Mitsui E&P Middle East B.V. (Netherlands) and Mitsui E&P Australia Pty Limited (Australia) reported increases of ¥3.9 billion and ¥3.4 billion, respectively.

•

In the coal mining business, the price for typical Australian premium hard coking coal during April to June 2010 was approximately 60% higher than the annual contract price for the year ended March 31, 2010 that was quoted at US$128 per ton FOB. At the same time the thermal coal price was around 40% higher than the annual contract price for the year ended March 31, 2010 that was quoted at US$71 per ton FOB. For the three-month period ended June 30, 2010, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) slightly declined reflecting higher Australian dollar against U.S. dollar despite higher coal prices. Meantime, coal production for the three-month period ended June 30, 2010 was almost at the same level as the corresponding three-month period of the previous year.

Operating income for the three-month period ended June 30, 2010 was ¥36.8 billion, an increase of ¥15.6 billion from ¥21.2 billion for the three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended June 30, 2010 was ¥9.5 billion, an increase of ¥1.4 billion from ¥8.1 billion for the three-month period of the previous year. An increase at Japan Australia LNG (MIMI) PTY. Ltd. (Australia) was recorded due to higher LNG prices linked to oil prices and an increase in production volumes, the effect of which was partly offset by higher Australian dollar against U.S. dollar.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥32.6 billion, an increase of ¥16.8 billion from ¥15.8 billion for the three-month period of the previous year. In addition to the above-mentioned developments, there were also the following factors:

•

Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥7.0 billion, an increase of ¥4.2 billion from the corresponding three-month period of the previous year due to higher LNG prices linked to oil prices.

•

This segment recorded impairment loss on property and equipment and mineral rights in the MOEX offshore 2007 LLC (United States), a wholly owned subsidiary of MOEX USA Corporation, which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd., due to the oil spill incident at Mississippi Canyon 252 lease in the Gulf of Mexico for the three-month period ended June 30, 2010.

•

Other expenses-net improved by ¥1.1 billion compared to the corresponding three-month period of the previous year, due to an improvement in foreign exchange gains and losses. The expense item includes an exploration expense related to the Mississippi Canyon 252 lease in the Gulf of Mexico, recorded by MOEX offshore 2007 LLC.

•	This segment recorded reversal of deferred tax liabilities on undistributed earnings of associated companies when those earnings were distributed to Mitsui.

A third-party semi-submersible drilling rig, known as the Deepwater Horizon rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced an explosion on April 20, 2010, which sank the rig and resulted in a spill of hydrocarbons from the well. Since the explosion, there has been an on-going, large scale well-control and clean-up effort. MOEX Offshore 2007 LLC holds a 10% minority non-operating interest in the Mississippi Canyon 252 lease on which the Deepwater Horizon rig was drilling. MOEX Offshore 2007 LLC is a wholly owned subsidiary of MOEX USA Corporation, which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd., in which Mitsui holds a 69.91% equity interest.

MOEX Offshore 2007 LLC has received, and expects to continue to receive, invoices from BP Exploration and Production Inc. (“BP”) seeking reimbursement of costs incurred by BP related to BP’s response to the Deepwater Horizon incident. As of August 3, 2010, the aggregate amount of costs covered by these invoices is approximately US$480 million. In light of the numerous ongoing investigations that are currently taking place to determine the facts and circumstances surrounding the incident, the numerous lawsuits that are pending and the others that are expected to be commenced against MOEX Offshore 2007 LLC and its affiliates and the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, MOEX Offshore 2007 LLC is undertaking a very careful and independent review of BP’s claims for reimbursement. For the reasons expressed above, MOEX Offshore 2007 LLC is withholding payment of the referenced invoices, pending further discussions with BP and its affiliates and resolution of the outstanding issues referenced above.

Mitsui Oil Exploration Co., Ltd., MOEX USA Corporation, MOEX Offshore 2007 LLC and Mitsui & Co. (U.S.A.), Inc. have been named as defendants in various legal actions.

Given our indirect equity interest in a non-operating interest holder of the lease on which the Deepwater Horizon rig was drilling, and in light of the outstanding issues referenced above, we are currently unable to estimate the potential liability of MOEX Offshore 2007 LLC or its affiliates, if any, for the costs associated with the Deepwater Horizon incident in the Gulf of Mexico. Mitsui recognized the impairment losses for the amount to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized expenses relating to the well in Other expense-net for the three-month period ended June 30, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the incident will have on its future consolidated financial position, consolidated operating results or consolidated cash flows.

Foods & Retail Segment

Gross profit for the three-month period ended June 30, 2010 was ¥18.7 billion, a decline of ¥3.4 billion from ¥22.1 billion for the corresponding three-month period of the previous year.

•

In the food resources and materials area, this segment recorded a mark-to-market loss on commodity derivative contracts related to the coffee business (*1) and a decline in gross profit mainly due to a decline in the sales volume of maize, fruit juice and dairy products.

•

MITSUI FOODS CO., LTD. (Japan) recorded an increase in gross profit due to an increase in sales volume. MCM FOODS HOLDINGS LIMITED (United Kingdom), which is engaged in the import and sales of canned food products and groceries in the European market, recorded a decline in gross profit reflecting the poor performance of the canned food products business. Mitsui Norin Co., Ltd. (Japan) reported a decline in gross profit due to a decline in sales volume of tea-related materials.

Operating income for the three-month period ended June 30, 2010 was ¥3.0 billion, a decline of ¥3.9 billion from ¥6.9 billion for the corresponding three-month period of the previous year, reflecting the decline in gross profit.

Equity in losses of associated companies for the three-month period ended June 30, 2010 was ¥0.2 billion, a decline of ¥2.6 billion from ¥2.4 billion earnings for the corresponding three-month period of the previous year. This segment recorded an impairment loss on shares in MIKUNI COCA-COLA BOTTLING CO., LTD. (Japan) for the three-month period ended June 30, 2010, reflecting a decline in share price (*2). Ventura Foods, LLC (United States), an edible oil and foods company, in which this segment invested through Wilsey Foods, Inc. (United States), recorded a decline in earnings due to contraction in profit margins reflecting strong competition, in comparison to the earnings for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥1.7 billion, a decline of ¥3.2 billion from net income of ¥4.9 billion for the corresponding three-month period of the previous year.

(*1)	Besides mark-to-market evaluation losses on derivative contracts, Mitsui & Co., Ltd. maintained inventories that involved unrealized holding gains.

(*2)	Mitsui records an impairment loss on a marketable security of an associated company if a decline in the value of the security is other-than-temporary. For example, market declines for a period of nine or more consecutive months leads to the conclusion that the security has an other-than-temporary decline. This impairment loss was recognized since the fair value decline was observed for more than nine consecutive months.

Consumer Service & IT Segment

Gross profit for the three-month period ended June 30, 2010 was ¥12.1 billion, an increase of ¥0.3 billion from ¥11.8 billion for the corresponding three-month period of the previous year. This segment showed solid performance in the electronics-related business and the liquid crystal display-related business due to resilient demand mainly in China. The Japanese economy showed a gradual recovery, however, this segment recorded a decline in gross profit in the IT outsourcing business, the mobile and internet business and the fashion business, reflecting dampened consumer spending and weak demand for investments in information system.

Operating loss for the three-month period ended June 30, 2010 was ¥2.4 billion, an improvement of ¥2.0 billion from the operating loss of ¥4.4 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit as well as a decline in selling, general and administrative expenses.

Equity in earnings of associated companies for the three month period ended June 30, 2010 was ¥2.0 billion, an increase of ¥1.0 billion from ¥1.0 billion earnings for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥4.2 billion, an improvement of ¥4.1 billion from net income of ¥0.1 billion for the corresponding three-month period of the previous year. Other than the above, this segment reported a gain of ¥3.0 billion on the sale of securities due to divestiture of several businesses, in order to further develop its business portfolio.

Logistics & Financial Markets Segment

Gross profit was ¥10.4 billion, an increase of ¥0.5 billion from ¥9.9 billion for the three-month period of the previous year. This is due to revitalized commodity prices, mainly of gold prices which hit a record high, and an increase in sales volume at the Transportation Logistics Business Unit due to recovery of the global economy. Profits corresponding to foreign exchange losses of ¥3.6 billion and of ¥3.1 billion related to the commodity trading business posted in other expenses-net were included in gross profit for the three-month period ended June 30, 2010 and for the corresponding three-month period of the previous year, respectively.

Reflecting increases in gloss profit, operating income for the three-month period ended June 30, 2010 was ¥3.2 billion, an increase of ¥0.4 billion from ¥2.8 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended June 30, 2010 was ¥2.7 billion, an increase of ¥1.7 billion from ¥1.0 billion for the three-month period of the previous year. JA Mitsui Leasing, Ltd. (Japan) reported an increase in earnings from the corresponding three-month period of the previous year, due to a decline in provisions for doubtful receivables and reversal of reserves for doubtful receivables.

Accordingly, net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥1.2 billion, a ¥1.2 billion improvement from less than ¥0.1 billion for the corresponding three-month period of the previous year. Besides the above-mentioned factors, foreign exchange losses of ¥3.6 billion and of ¥3.1 billion related to the commodity trading business were posted in other expense-net for the three-month period ended June 30, 2010 and for the corresponding three-month period of the previous year, respectively.

Americas Segment

Gross profit for the three-month period ended June 30, 2010 was ¥20.5 billion, an increase of ¥6.9 billion from ¥13.6 billion for the corresponding three-month period of the previous year.

•

Westport Petroleum, Inc. reported an increase of ¥4.9 billion due to an increase in trading transactions and margins resulting from an increased operating rate at refineries as well as reversal effect of valuation losses on derivative contracts (*1) recorded in the corresponding three month-period of the previous year despite the continuing burden of charter fees for tankers and rental costs for oil tanks.

•

As a result of increasing demand for oil well tubular products due to an increase in the number of oil and gas rigs, Champions Pipe & Supply, Inc. (United States) doubled its sales volume for the three-month period ended June 30, 2010 compared to the corresponding three-month period of the previous year with a higher margin and recorded an increase in gross profit.

•

Novus International, Inc. (United States) succeeded in maintaining gross profit at the same high level of the corresponding three-month period of the previous year due to an increase in sales volume partially offset by a marginal decline in sales prices reflecting increased supplies from a competitor that recently recovered from plant troubles.

•

Mitsui Real Estate LLC. (United States) recorded an increase in gross profit due to recovery in the residential home market in Southern California, the main market of Mitsui Real Estate LLC, as well as an increase in home sales volume reflecting consumers’ strong incentive to buy houses before expiration of federal tax credit for first homebuyers in June 2010.

Operating income for the three-month period ended June 30, 2010 was ¥7.6 billion, an improvement of ¥9.2 billion from a loss of ¥1.6 billion for the corresponding three-month period of the previous year. Selling, general and administrative expenses declined due to deconsolidation of Steel Technologies Inc. as a result of a transaction in which Mitsui & Co., (U.S.A.), Inc. contributed Steel Technologies Inc. into a newly established holding company, NuMit LLC (United States), a 50% interest of which was subsequently sold to Nucor Corporation, a major electronic furnace steel maker in the United States.

Equity in earnings of associated companies for the three-month period ended June 30, 2010 was ¥0.8 billion, an improvement of ¥0.9 billion from equity in losses of ¥0.1 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥5.1 billion, an improvement of ¥7.7 billion from net loss of ¥2.6 billion for the corresponding three-month period of the previous year.

(*1)	Besides mark-to-market evaluation losses on derivative contracts, Westport Petroleum, Inc. maintained inventories that involved unrealized holding gains.

Europe, the Middle East and Africa Segment

Gross profit for the three-month period ended June 30, 2010 was ¥4.7 billion, an increase of ¥1.2 billion from ¥3.5 billion for the corresponding three-month period of the previous year, reflecting steady demand in the steel products business.

This segment recorded a ¥0.6 billion operating profit for the three-month period ended June 30, 2010, an increase of ¥1.9 billion from a loss of ¥1.3 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit.

Equity in earnings for the three-month period ended June 30, 2010 was ¥0.3 billion, a decline of ¥0.2 billion from ¥0.5 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥0.4 billion, an increase of ¥0.4 billion from less than ¥0.0 billion for the corresponding three-month period of the previous year.

Asia Pacific Segment

Gross profit for the three-month period ended June 30, 2010 was ¥7.5 billion, an increase of ¥0.8 billion from ¥6.7 billion for the corresponding three-month period of the previous year. Markets for chemical and iron and steel products gradually recovered in the three-month period ended June 30, 2010.

Reflecting the increase in gross profit, operating income for the three-month period ended June 30, 2010 was ¥1.2 billion, an increase of ¥0.3 billion from a ¥0.9 billion for the corresponding three-month period of the previous year.

Equity in earnings for the three-month period ended June 30, 2010 was ¥0.9 billion, an increase of less than ¥0.1 billion from ¥0.9 billion for the corresponding three-month period of the previous year. A water and wastewater treatment business showed solid performance.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2010 was ¥11.7 billion, an increase of ¥4.3 billion from ¥7.4 billion for the corresponding three-month period of the previous year. The main cause of the increase in net income was attributable to a increase in earnings from the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd.

3. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of June 30, 2010 were ¥8,204.8 billion, a decline of ¥164.2 billion from ¥8,369.0 billion as of March 31, 2010.

Total current assets as of June 30, 2010 were ¥4,186.7 billion, a decline of ¥74.4 billion from ¥4,261.1 billion as of March 31, 2010.

Trade receivables and inventories declined by ¥20.2 billion in total due mainly to collection of trade receivables for plant construction businesses, as well as the reclassification of Steel Technologies, Inc. from subsidiary to associated company. Cash and cash equivalents declined by ¥64.2 billion as a result of an increase in investments and other assets.

Reflecting the decline in total current assets, total current liabilities as of June 30, 2010 declined by ¥59.7 billion to ¥2,321.1 billion from ¥2,380.8 billion as of March 31, 2010. The decline in total current liabilities is primarily attributable to a decline of ¥66.2 billion in current maturities of long-term debt, as well as a decline of ¥38.6 billion in trade payables.

As a result, working capital, or current assets less current liabilities, as of June 30, 2010 totaled ¥1,865.6 billion, a decline of ¥14.7 billion from ¥1,880.3 billion as of March 31, 2010.

The sum of “total investments and non-current receivables,” “net property and equipment,” “intangible assets, less accumulated amortization,” “deferred tax assets-non-current,” and “other assets” as of June 30, 2010 totaled ¥4,018.0 billion, an increase of ¥89.9 billion from ¥4,107.9 billion as of March 31, 2010, mainly due to the following factors:

Total of investments and non-current receivables as of June 30, 2010 was ¥2,844.8 billion, a decline of ¥153.0 billion from ¥2,997.8 billion as of March 31, 2010. Within this category, investments in and advances to associated companies as of June 30, 2010 were ¥1,370.3 billion, a decline of ¥32.8 billion from ¥1,403.1 billion as of March 31, 2010.

•

A ¥19.8 billion increase in investment in NuMit LLC as a result of a transaction in which Mitsui & Co., (U.S.A.), Inc. contributed Steel Technologies Inc. into a newly established holding company, NuMit LLC, a 50% interest of which was subsequently sold to Nucor Corporation.

•	Expenditures of cash included a 25% investment in the project company for the Caserones Copper Mining Project in Chile for ¥8.3 billion.

•

Factors that do not involve cash flows include a decline of ¥66.7 billion resulting from a foreign exchange translation adjustment of foreign investments due to the appreciation of the Japanese yen vis-à-vis the Australian dollar and Brazilian real as well as net increases in equity earnings of ¥16.1 billion (net of ¥33.8 billion in dividends received from associated companies).

Other investments as of June 30, 2010 were ¥866.9 billion, a decline of ¥99.0 billion from ¥965.9 billion as of March 31, 2010, mainly due to the following:

•	An increase in investments such as ¥7.8 billion in MODEC Inc. and ¥7.6 billion of additional shares in TPV Technology Limited.

•	A ¥79.1 billion net decrease in unrealized holding gains on available-for-sale securities, such as those of INPEX Corporation, reflecting a slide in global stock markets.

Net property and equipment as of June 30, 2010 totaled ¥997.4 billion, an increase of ¥18.8 billion from ¥978.6 billion as of March 31, 2010. Major components were as follows:

•	A ¥65.2 billion increase for acquisition of natural-gas-fired power stations in Mexico by MT Falcon Holdings Company, S.A.P.I. de C.V. (Mexico);

•	A ¥16.2 billion increase for participation in the shale gas projects in the United States;

•	A ¥18.2 billion decline by reclassification of Steel Technologies Inc. from subsidiary to associated company;

•

Effects of foreign exchange translation loss and depreciations more than offset expenditures for investments. Coal mining projects in Australia declined by ¥15.8 billion (including a foreign exchange translation loss of ¥16.0 billion), iron ore mining projects in Australia declined by ¥10.6 billion (including a foreign exchange translation loss of ¥19.2 billion) and energy-related projects declined for a ¥6.1 billion (including a foreign exchange translation loss of ¥5.5 billion).

Long-term debt less current maturities as of June 30, 2010 was ¥2,932.9 billion, an increase of ¥23.1 billion from ¥2,909.8 billion as of March 31, 2010. This increase is attributable to an increase in long-term borrowings at Mitsui & Co., Ltd.

Total Mitsui & Co., Ltd. shareholders’ equity as of June 30, 2010 was ¥2,127.6 billion, a decline of ¥102.5 billion from ¥2,230.1 billion as of March 31, 2010. Major components of the decline were a net decline of ¥120.4 billion in foreign currency translation adjustments due to depreciation of the Australian dollar and the U.S. dollar against the Japanese yen, and a net decline of ¥56.8 billion in unrealized holding gains on available-for-sale securities, while an increase component was ¥82.5 billion in retained earnings.

As a result, the equity-to asset ratio (*1) as of June 30, 2010 was 25.9%, up 0.7 percentage point from 26.6% as of March 31, 2010. Net interest-bearing debt, or interest-bearing debt less cash and cash equivalents and time deposits as of June 30, 2010 was ¥2,086.5 billion, an increase of ¥30.8 billion from ¥2,055.7 billion as of March 31, 2010. The net debt-to-equity ratio (*2) as of June 30, 2010 was 0.98 times, 0.06 point higher compared to 0.92 times as of March 31, 2010.

(*1) Equity-to-Asset Ratio

Taking into consideration comparability with other trading companies in Japan, in this flash report we define the equity-to-asset ratio as the ratio of total Mitsui & Co., Ltd. shareholders’ equity to total assets.

(*2) Net Debt-to-Equity Ratio

We refer to the Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest-bearing debt” divided by Total Mitsui & Co., Ltd. shareholders’ equity.

“Net interest-bearing debt” is defined as interest-bearing debt less cash and cash equivalents and time deposits. Our interest-bearing debt consists primarily of long term debt less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, we currently hold a relatively high level of cash and cash equivalents reflecting current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayment; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayment, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditures.

	Billions of Yen
	End of Mar. 2010	End of Jun. 2010
Short-term debt	¥241.4	¥243
Long-term debt	¥3,230.3	¥3,187.2

Interest bearing debt	¥3,471.7	¥3,430.2
Less cash and cash equivalents and time deposits	¥(1,416.0)	¥(1,343.7)

Net interest bearing debt	¥2,055.7	¥2,086.5

Total Mitsui & Co., Ltd. Shareholders’ equity	¥2,230.1	¥2,127.6

Net DER (times)	0.92	0.98

(2) Cash Flows during the year Ended March 31, 2010

Cash Flows from Operating Activities

Net cash provided by operating activities for the three-month period ended June 30, 2010 was ¥126.9 billion, a decline of ¥82.6 billion from ¥209.5 billion for the corresponding three-month period of the previous year. Major components of net cash provided by operating activities were our operating income of ¥90.2 billion and dividend income of ¥48.3 billion, including dividends received from associated companies.

Compared with the corresponding three-month period of the previous year, while operating income increased by ¥56.7 billion, the net cash outflow from an increase in working capital, or changes in operating assets and liabilities, increased by ¥116.5 billion, resulting in cash outflow of ¥8.8 billion for the three-month period ended June 30, 2010; the corresponding three-month period of the previous year showed net cash inflow of ¥107.7 billion.

Cash Flows from Investing Activities

Net cash used in investing activities for the three-month period ended June 30, 2010 was ¥155.4 billion, an increase of ¥132.8 billion from ¥22.6 billion for the corresponding three-month period of the previous year. The net cash used in investing activities consisted of:

•

Net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥11.4 billion, which included an acquisition of 25% share in the project company for the Caserones Copper Mining Project in Chile for ¥8.3 billion.

•

Net outflows of cash that corresponded to other investments (net of sales and redemption of other investments) were ¥92.4 billion. Expenditures included investment in natural-gas-fired power stations in Mexico by MT Falcon Holdings Company, S.A.P.I. de C.V. for ¥106.8 billion, a subscription of newly issued shares in MODEC Inc. for ¥7.8 billion and additional investment in TPV Technology Limited for ¥7.6 billion. Proceeds from sales of investments mainly consisted of divestiture of 50% shares in NuMit LLC, into which Mitsui & Co. (U.S.A.), Inc. had contributed Steel Technologies, Inc., for ¥18.7 billion.

•	Net outflows of cash relating to purchases of property leased to others and property and equipment (net of sales of those assets) were ¥64.0 billion. Major expenditures for equipment included:

-	The Enfield and Vincent oil fields in Australia, the Tui oil field in New Zealand, oil and gas projects in Oman, and oil projects in Mozambique, as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. for a total of ¥22.8 billion;

-	Iron ore mining projects in Australia for ¥10.1 billion;

-	Coal mining projects in Australia for ¥3.7 billion; and

-	Leased rolling stock for ¥7.0 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the three-month period ended June 30, 2010 was a net outflow of ¥28.5 billion.

Cash Flows from Financing Activities

For the three-month period ended June 30, 2010, net cash used in financing activities was ¥10.0 billion, a decline of ¥56.0 billion from ¥66.0 billion for the corresponding three-month period of the previous year. The net cash outflow from the borrowing of long-term debt, mainly at Mitsui & Co., Ltd., was ¥23.4 billion, while the net cash inflow from the borrowing of short-term debt was ¥22.7 billion mainly by MT Falcon Holdings Company, S.A.P.I. de C.V., a holding company for investment in natural-gas-fired power stations in Mexico.

In addition to the changes discussed above, there was a decline of ¥25.7 billion due to foreign exchange translation; as a result, cash and cash equivalents as of June 30, 2010 totaled ¥1,337.2 billion, a ¥64.2 billion decline from ¥1,401.4 billion as of March 31, 2010.

4. Information Concerning Net Income Forecast for the Year Ending March 31, 2011

We maintain our forecast for net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 of ¥320.0 billion announced together with the results of fiscal year ended March 2010. We did not review the forecast this time.

Notice:

This Report on Form 6-K contains forward-looking statements about Mitsui and its subsidiaries within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on Mitsui’s current assumptions, expectations and beliefs in light of the information currently available to it and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the outcome of the events in the Gulf of Mexico relating to the Deepwater Horizon incident. Such risks, uncertainties and other factors may cause Mitsui’s actual results, financial position or cash flows to be materially different from any future results, financial position or cash flows expressed or implied by these forward-looking statements. These risks, uncertainties and other factors involve the nature and scope of Mitsui’s liability with respect to the events in the Gulf of Mexico relating to the incident, including, but not limited to, (a) the amount, if any, of the contribution by MOEX Offshore or its affiliates to the cost of the ongoing clean-up and other costs associated with the well incident as a result of governmental actions, initiatives or proceedings, (b) the outcome of current and future legal proceedings against MOEX Offshore or its affiliates brought by governmental or private parties, which may involve civil and criminal claims for damages, penalties or injunctive relief, (c) the availability or adequacy of claims under indemnification provisions of the operating agreement relating to the well and of coverage under insurance policies with respect to the Deepwater Horizon incident, (d) the ability of the holders of interests in the lease, their affiliates and others to agree to a mutually acceptable allocation of the costs associated with the incident and their ability to pay their share of the costs, including the resolution of outstanding and future requests for reimbursement of costs made by the operator of the well, or (e) the other factors contained in Mitsui’s most recent Annual Report on Form 20-F and other Reports on Form 6-K filed with the SEC or in its other public filings or press releases. Mitsui undertakes no obligation to publicly update or revise any forward-looking statements.

As a result, given these factors and the magnitude of the incident and the ongoing clean-up efforts, any such liability could have a material adverse effect on our results of operations and financial condition.

II. Other Information

1. Changes in Significant Subsidiaries during the Period

MT Falcon Holdings Company S.A.P.I. de C.V. newly became a consolidated subsidiary in the three-month period ended June 30, 2010.

Notice:

This Report on Form 6-K contains forward-looking statements about Mitsui and its subsidiaries within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on Mitsui’s current assumptions, expectations and beliefs in light of the information currently available to it and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the outcome of the events in the Gulf of Mexico relating to the Deepwater Horizon incident. Such risks, uncertainties and other factors may cause Mitsui’s actual results, financial position or cash flows to be materially different from any future results, financial position or cash flows expressed or implied by these forward-looking statements. These risks, uncertainties and other factors involve the nature and scope of Mitsui’s liability with respect to the events in the Gulf of Mexico relating to the incident, including, but not limited to, (a) the amount, if any, of the contribution by MOEX Offshore or its affiliates to the cost of the ongoing clean-up and other costs associated with the well incident as a result of governmental actions, initiatives or proceedings, (b) the outcome of current and future legal proceedings against MOEX Offshore or its affiliates brought by governmental or private parties, which may involve civil and criminal claims for damages, penalties or injunctive relief, (c) the availability or adequacy of claims under indemnification provisions of the operating agreement relating to the well and of coverage under insurance policies with respect to the Deepwater Horizon incident, (d) the ability of the holders of interests in the lease, their affiliates and others to agree to a mutually acceptable allocation of the costs associated with the incident and their ability to pay their share of the costs, including the resolution of outstanding and future requests for reimbursement of costs made by the operator of the well, or (e) the other factors contained in Mitsui’s most recent Annual Report on Form 20-F and other Reports on Form 6-K filed with the SEC or in its other public filings or press releases. Mitsui undertakes no obligation to publicly update or revise any forward-looking statements.

As a result, given these factors and the magnitude of the incident and the ongoing clean-up efforts, any such liability could have a material adverse effect on our results of operations and financial condition.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of Yen)
	June 30, 2010	March 31, 2010
Assets

Current Assets:
Cash and cash equivalents	¥1,337,166	¥1,401,399
Time deposits	6,574	14,563
Marketable securities	4,464	4,361
Trade receivables:
Notes and loans, less unearned interest	291,581	293,034
Accounts	1,332,282	1,382,259
Associated companies	172,876	162,166
Allowance for doubtful receivables	(15,586)	(18,423)
Inventories	492,513	504,847
Advance payments to suppliers	105,261	96,482
Deferred tax assets—current	58,092	39,809
Derivative assets	125,349	114,463
Other current assets	276,168	266,130

Total current assets	4,186,740	4,261,090

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,370,265	1,403,056
Other investments	866,919	965,947
Non-current receivables, less unearned interest	442,288	453,299
Allowance for doubtful receivables	(46,544)	(48,472)
Property leased to others—at cost, less accumulated depreciation	211,826	224,000

Total investments and non-current receivables	2,844,754	2,997,830

Property and Equipment—at Cost:
Land, land improvements and timberlands	157,613	158,528
Buildings, including leasehold improvements	356,394	381,029
Equipment and fixtures	1,004,688	979,957
Mineral rights	141,161	132,510
Vessels	30,606	29,709
Projects in progress	163,331	170,218

Total	1,853,793	1,851,951
Accumulated depreciation	(856,418)	(873,391)

Net property and equipment	997,375	978,560

Intangible Assets, less Accumulated Amortization	129,715	84,741
Deferred Tax Assets—Non-current	14,933	13,376
Other Assets	31,251	33,387

Total	¥8,204,768	¥8,368,984

	(Millions of Yen)
	June 30, 2010	March 31, 2010
Liabilities and Shareholders’ Equity

Current Liabilities:
Short-term debt	¥243,038	¥241,380
Current maturities of long-term debt	254,340	320,480
Trade payables:
Notes and acceptances	34,746	36,831
Accounts	1,266,702	1,307,980
Associated companies	68,522	63,760
Accrued expenses:
Income taxes	44,739	37,604
Interest	21,701	19,177
Other	77,367	71,582
Advances from customers	119,976	110,712
Derivative liabilities	95,108	83,972
Other current liabilities	94,856	87,289

Total current liabilities	2,321,095	2,380,767

Long-term Debt, less Current Maturities	2,932,863	2,909,794

Accrued Pension Costs and Liability for Severance Indemnities	32,731	33,927

Deferred Tax Liabilities—Non-current	263,785	305,096

Other Long-Term Liabilities	319,843	309,594

Equity:
Common stock	341,482	341,482
Capital surplus	428,813	428,848
Retained earnings:
Appropriated for legal reserve	60,538	53,844
Unappropriated	1,693,861	1,618,101
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	67,096	123,891
Foreign currency translation adjustments	(393,060)	(272,665)
Defined benefit pension plans	(47,563)	(49,132)
Net unrealized gains and losses on derivatives	(17,118)	(7,920)

Total accumulated other comprehensive loss	(390,645)	(205,826)

Treasury stock, at cost	(6,457)	(6,321)

Total Mitsui & Co., Ltd. shareholders’ equity	2,127,592	2,230,128

Noncontrolling interests	206,859	199,678

Total equity	2,334,451	2,429,806

Total	¥8,204,768	¥8,368,984

Note:	The Consolidated Balance Sheets above are not reviewed by the auditors.

(2) Statements of Consolidated Income

	(Millions of Yen)
	Three-month period ended June 30, 2009	Three-month period ended June 30, 2010
Revenues:
Sales of products	¥853,626	¥969,328
Sales of services	90,350	90,736
Other sales	33,467	37,533

Total revenues	977,443	1,097,597
[ Total Trading Transactions: Three-month period ended June 30, 2009, ¥ 2,230,683 million Three-month period ended June 30, 2010, ¥ 2,429,690 million ]

Cost of Revenues:
Cost of products sold	(763,970)	(826,188)
Cost of services sold	(30,419)	(32,757)
Cost of other sales	(16,297)	(15,213)

Total cost of revenues	(810,686)	(874,158)

Gross Profit	166,757	223,439

Other Expenses (Income):
Selling, general and administrative	132,458	132,109
Provision for doubtful receivables	815	1,180
Interest expense, net of interest income	6,447	760
Dividend income	(10,239)	(14,509)
Gain on sales of securities—net	(2,220)	(4,174)
Loss on write-down of securities	2,788	4,577
Gain on disposal or sales of property and equipment—net	(261)	(303)
Impairment loss of long-lived assets	—	2,090
Other income—net	(687)	(3,710)

Total other expenses	129,101	118,020

Income from Continuing Operations before Income Taxes and Equity in Earnings	37,656	105,419

Income Taxes	4,064	44,348

Income from Continuing Operations before Equity in Earnings	33,592	61,071
Equity in Earnings of Associated Companies—Net	30,822	49,911

Income from Continuing Operations before attribution of Noncontrolling Interests	64,414	110,982
Loss from Discontinued Operations—Net (After Income Tax Effect)	(568)	—

Net Income before attribution of Noncontrolling Interests	63,846	110,982
Net Income attributable to Noncontrolling Interests	(6,524)	(8,447)

Net Income attributable to Mitsui & Co., Ltd.	¥57,322	¥102,535

Comprehensive Income (Loss):
Net Income before attribution of Noncontrolling Interests	¥63,846	¥110,982

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities	57,954	(63,153)
Foreign currency translation adjustments	85,987	(126,213)
Defined benefit pension plans	1,590	1,570
Net unrealized gains (losses) on derivatives	7,061	(9,377)

Comprehensive Income (Loss) before attribution of Noncontrolling Interests	216,438	(86,191)
Comprehensive (Income) Loss attributable to Noncontrolling Interests	(12,442)	3,907

Comprehensive Income (Loss) attributable to Mitsui & Co., Ltd.	¥203,996	¥(82,284)

Notes:	1. The Statements of Consolidated Income above are not reviewed by the auditors.

2. In accordance with ASC205-20, the figures for the three-month period ended June 30, 2009 relating to discontinued operations have been reclassified.

3. Tax effects on investments in associated companies which had been formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” were included in “Income Taxes” from the six-month period ended September 30, 2009. At the same time, the line item, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” was changed to “Equity in Earnings of Associated Companies—Net.” The figures for the three-month period ended June 30, 2009 have been reclassified to conform to the current period presentation.

(3) Statements of Consolidated Cash Flows

	(Millions of Yen)
	Three-month period ended June 30, 2009	Three-month period ended June 30, 2010
Operating Activities:
Net Income before attribution of Noncontrolling Interests	¥63,846	¥110,982
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Loss from discontinued operations—net (after income tax effect)	568	—
Depreciation and amortization	34,714	32,759
Pension and severance costs, less payments	2,976	2,356
Provision for doubtful receivables	815	1,180
Gain on sales of securities—net	(2,220)	(4,174)
Loss on write-down of securities	2,788	4,577
Gain on disposal or sales of property and equipment—net	(261)	(303)
Impairment loss of long-lived assets	—	2,090
Deferred income taxes	(16,886)	2,276
Equity in earnings of associated companies, less dividends received	15,361	(16,107)
Changes in operating assets and liabilities:
Decrease in trade receivables	79,318	15,403
Decrease (increase) in inventories	17,984	(26,423)
Decrease in trade payables	(39,044)	(7,252)
Other—net	49,429	9,517
Net cash provided by operating activities of discontinued operations	102	—

Net cash provided by operating activities	209,490	126,881

Investing Activities:
Net decrease in time deposits	372	14,271
Net increase in investments in and advances to associated companies	(3,219)	(11,410)
Net decrease (increase) in other investments	19,137	(92,428)
Net decrease (increase) in long-term loan receivables	2,706	(1,826)
Net increase in property leased to others and property and equipment	(41,579)	(64,041)

Net cash used in investing activities	(22,583)	(155,434)

Financing Activities:
Net (decrease) increase in short-term debt	(98,420)	22,676
Net increase (decrease) in long-term debt	36,801	(23,017)
Transactions with noncontrolling interest shareholders	(4,408)	10,601
Purchases of treasury stock—net	(8)	(136)
Payments of cash dividends	—	(20,081)

Net cash used in financing activities	(66,035)	(9,957)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	12,928	(25,723)

Net increase (decrease) in Cash and Cash Equivalents	133,800	(64,233)
Cash and Cash Equivalents at Beginning of Period	1,147,809	1,401,399

Cash and Cash Equivalents at End of Period	¥1,281,609	¥1,337,166

Notes:	1. The Statements of Consolidated Cash Flows above are not reviewed by the auditors.

2. In accordance with ASC205-20, the figures for the three-month period ended June 30, 2009 relating to discontinued operations have been reclassified.

3. Tax effects on investments in associated companies were classified as “Deferred income taxes” from the six-month period ended September 30, 2009, which had been formerly included in “Equity in earnings of associated companies, less dividends received.” The figures for the three-month period ended June 30, 2009 have been reclassified to conform to the current period presentation.

(4) Assumption for Going Concern: N/A

(5) Operating Segment Information

Three-month period ended June 30, 2009 (from April 1, 2009 to June 30, 2009)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	26,277	62,680	55,561	200,505	186,446	128,928	39,166	17,382
Gross Profit	8,772	14,177	21,970	18,794	34,520	22,148	11,800	9,879
Operating Income (Loss)	752	10,387	3,796	6,520	21,207	6,874	(4,410)	2,764
Equity in Earnings of Associated Companies—Net	1,373	7,451	8,311	(256)	8,054	2,447	971	988
Net Income (Loss) attributable to Mitsui & Co., Ltd.	1,415	19,673	13,044	4,579	15,830	4,912	79	35

Total Assets at June 30, 2009	465,608	834,910	1,407,485	540,982	1,492,685	624,466	548,595	472,836

Total Trading Transactions	224,969	118,467	236,322	392,857	254,926	452,985	92,499	31,106

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	219,729	21,804	21,145	979,623	574	(2,754)	977,443
Gross Profit	13,644	3,459	6,723	165,886	586	285	166,757
Operating Income (Loss)	(1,618)	(1,345)	888	45,815	(1,049)	(11,282)	33,484
Equity in Earnings of Associated Companies—Net	(76)	477	910	30,650	—	172	30,822
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(2,575)	(37)	7,432	64,387	(243)	(6,822)	57,322

Total Assets at June 30, 2009	549,296	156,297	276,708	7,369,868	2,817,211	(1,722,151)	8,464,928

Total Trading Transactions	232,383	99,309	97,323	2,233,146	574	(3,037)	2,230,683

Three-month period ended June 30, 2010 (from April 1, 2010 to June 30, 2010)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	29,831	114,598	60,124	206,944	246,151	141,488	34,080	17,986
Gross Profit	10,162	47,854	23,518	16,919	51,150	18,695	12,108	10,414
Operating Income (Loss)	2,416	43,436	2,647	5,264	36,825	3,017	(2,408)	3,221
Equity in Earnings of Associated Companies—Net	739	23,420	8,738	759	9,481	(189)	2,008	2,659
Net Income attributable to Mitsui & Co., Ltd.	2,335	39,695	6,567	3,156	32,564	1,665	4,228	1,175

Total Assets at June 30, 2010	455,819	883,742	1,397,524	585,497	1,361,678	607,398	512,630	377,324

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	182,424	32,951	30,544	1,097,121	472	4	1,097,597
Gross Profit	20,528	4,732	7,452	223,532	217	(310)	223,439
Operating Income (Loss)	7,607	610	1,200	103,835	(1,364)	(12,321)	90,150
Equity in Earnings of Associated Companies—Net	832	286	948	49,681	—	230	49,911
Net Income attributable to Mitsui & Co., Ltd.	5,059	383	11,745	108,572	1,169	(7,206)	102,535

Total Assets at June 30, 2010	462,848	117,991	285,239	7,047,690	2,730,884	(1,573,806)	8,204,768

Notes:	1.	Operating segment information above is not reviewed by the auditors.

	2.	In accordance with ASC205-20, the figures for the three-month period ended June 30, 2009 relating to discontinued operations have been reclassified. The reclassification to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”

	3.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at June 30, 2009 and 2010 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	4.	Net Income attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

	5.	Transfers between operating segments are made at cost plus a markup.

	6.	During the three-month period ended September 30, 2009, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment, was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, the operating segment information for the three-month period ended June 30, 2009 has been restated to conform to the current year presentation.

	7.	During the three-month period ended June 30, 2010, revenues instead of total trading transactions of the operating segments are disclosed in the operating segment information, since the item was newly included in the measure of segments’ performance reviewed by the chief operating decision maker. In accordance with this change, revenues are added to the operating segment information for the three-month period ended June 30, 2009 to ensure comparability.

	8.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

	9.	Tax effects on investments in associated companies which had been formerly included in “Equity in Earnings of Associated Companies—Net” (after income tax effect) were included in “Income Taxes” from the six-month period ended September 30, 2009. At the same time, the line item, “Equity in Earnings of Associated Companies—Net” (after income tax effect) was changed to “Equity in Earnings of Associated Companies—Net.” The figures for the three-month period ended June 30, 2009 have been reclassified to conform to the current period presentation.

10.

During the three-month period ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In accordance with this change, the operating segment information for the three-month period ended June 30, 2009 has been reclassified.

(6) Significant Changes in Shareholders’ Equity: None

(7) The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico

On April 20, 2010, a third party semi-submersible drilling rig, known as the Deepwater Horizon rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced an explosion, which sank the rig and resulted in a spill of hydrocarbons from the well. Since the explosion, there has been an on-going, large-scale well-control and clean-up effort. MOEX Offshore 2007 LLC (“MOEX Offshore”) holds a 10% minority non-operating interest in the Mississippi Canyon 252 lease on which the Deepwater Horizon rig was drilling. MOEX Offshore is a wholly owned subsidiary of MOEX USA Corporation (MOEX USA), which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd. (“MOECO”), in which Mitsui & Co., Ltd. (“Mitsui”) holds a 69.91% equity interest.

MOEX Offshore has received, and expects to continue to receive, invoices from BP exploration and Production Inc. (“BP”) seeking reimbursement of costs incurred by BP related to BP’s response to the Deepwater Horizon Incident. As of August 3, 2010, the aggregate amount of costs covered by these invoices is approximately US$ 480 million. In light of the numerous ongoing investigations that are currently taking place to determine the facts and circumstances surrounding the incident, the numerous lawsuits that are pending and the others that are expected to be commenced against MOEX Offshore and its affiliates and the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, MOEX Offshore is undertaking a very careful and independent review of BP’s claims for reimbursement. For the reasons expressed above, MOEX Offshore is withholding payment of the referenced invoices, pending further discussions with BP and its affiliates and the resolution of the outstanding issues referenced above.

MOECO, MOEX USA, MOEX Offshore and Mitsui & Co. (U.S.A.), Inc. have been named as defendants in various legal actions.

Given our indirect equity interest in a non-operating interest holder of the lease on which the Deepwater Horizon rig was drilling, and in light of the outstanding issues referenced above, we are currently unable to estimate the potential liability of MOEX Offshore or its affiliates, if any, for the costs associated with the Deepwater Horizon Incident in the Gulf of Mexico.

Mitsui recognized the impairment losses for the amount to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized expenses relating to the well in Other expense—net for the three-month period ended June 30, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the damage of the incident will have on its future consolidated financial position, consolidated operating results or consolidated cash flows.